Exhibit 99.1

Leading Independent Proxy Advisory Firm ISS Recommends Aeterna Zentaris and Ceapro Securityholders Vote FOR the Arrangement Agreement to Approve the Merger of Equals to Create a Diversified Biopharmaceutical Company

●	ISS states in its Aeterna Zentaris FOR recommendation that “on balance, the deal has strong strategic merit, third party solicitation was unable to generate any other actionable proposals, and governance conflicts appear to have been reasonably managed.”
●	ISS states in its Ceapro FOR recommendation that “The arrangement is the result of arm’s length negotiations between the parties and carries sound strategic logic.”
●	Aeterna Zentaris and Ceapro securityholders are encouraged to vote well in advance of the proxy voting deadline of 11:00 a.m. (Eastern time) on March 8, 2024
●	To obtain current information about voting your Aeterna Zentaris Common Shares and the merger of equals transaction, please visit www.AEZSmerger.com. Need help voting? Aeterna Zentaris shareholders please contact Kingsdale Advisors at 1-866-581-1513 (North America Toll Free) or 1-416-623-2513 (Text or Call outside North America) or by email at contactus@kingsdaleadvisors.com
●	Ceapro securityholders please contact Morrow Sodali, at 1-800-662-5200 (toll free in North America) or 203-658-9400 (outside of North America) or by email at ceapro@investor.morrowsodali.com

TORONTO and EDMONTON – February 26, 2024 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna Zentaris”) and Ceapro Inc. (TSXV: CZO) (OTCQX: CRPOF) (“Ceapro”), two innovative biopharmaceutical development companies, are pleased to announce today that leading independent proxy advisor Institutional Shareholder Services Inc. (“ISS”) recommended that both companies’ securityholders vote FOR the all-stock merger of equals transaction (the “Transaction”) pursuant to the terms announced on December 14, 2023.

Following its assessment of the Transaction, ISS stated in its Aeterna Zentaris VOTE FOR recommendation, among other things, that:

“On balance, the deal has strong strategic merit, third party solicitation was unable to generate any other actionable proposals, and governance conflicts appear to have been reasonably managed.”

ISS noted, among other things, in its Ceapro VOTE FOR recommendation:

“The arrangement is the result of arm’s length negotiations between the parties and carries sound strategic logic.”

“Aeterna Zentaris’ board of directors is pleased that ISS came to the same conclusion as the board, that the shareholders should support the transaction with Ceapro,” said Carolyn Egbert, Chair of Aeterna Zentaris. “The combination with Ceapro is the result of a fulsome review of strategic alternatives to maximize value for shareholders and, following extensive discussions, we believe the transaction presents a compelling upside opportunity for investors in both companies.”

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Ronald Miller, Chairman of Ceapro, stated, “We are thrilled ISS agrees with us that this is an exciting transaction to merge with Aeterna Zentaris and combine two complementary companies and teams, in support of our plan to drive significant growth.”

Following the closing of the Transaction, which is expected to occur in the beginning of the second quarter of 2024, the former shareholders of Ceapro will own approximately 50% of Aeterna Zentaris and the pre-Transaction securityholders of Aeterna Zentaris will own the remaining approximately 50%, assuming the exercise of all warrants (the “Transaction Warrants”) to be issued to the securityholders of Aeterna Zentaris as part of the Transaction.

Key attributes of the combined company include:

●	Recurring revenue to support business expansion. The combined company will benefit from ongoing revenue from existing Ceapro products – which provide near-term revenue owing to the streamlined development and commercialization opportunities in the cosmeceutical and nutraceutical space – along with license revenue from the partnering of Aeterna Zentaris’ pharmaceutical products, including Macrilen®/Ghryvelin®, which have the potential to create long-term value for investors. These revenue streams will be used to support the development of high potential-return products and represent a more diversified value proposition for investors.

●	Diversified commercial and development product pipeline. The combined company will have a stronghold in the active ingredients market and value-driving cosmeceutical products (i.e. oat beta glucan and avenanthramides, which are found in leading skincare product brands including Aveeno, Jergens, Neutrogena, Lubriderm and other leading brand names) and nutraceuticals. It will also benefit from a robust pipeline of innovative products in development.

●	Dual-listing expected to improve trading volume and capital market profile. Shareholders of each company will share in future value creation, with existing securityholders of Aeterna Zentaris and Ceapro to each own approximately 50% of the combined company, respectively (assuming the exercise of all Transaction Warrants). The anticipated dual Nasdaq and Toronto Stock Exchange (“TSX”) listing is expected to provide additional volume and an improved capital market profile for the combined company.

●	Strengthened combined balance sheet. The combined company will be well-capitalized to support ongoing commercial operations while strategically investing in product research and development to advance differentiated, innovative products.

●	Operational synergies and leadership. The combined company will benefit from established pharmaceutical research and development capabilities and infrastructure to support development activities and draw on existing executives to form the new management team.

The terms of the Transaction include: (i) Aeterna Zentaris will acquire all of the issued and outstanding common shares of Ceapro (“Ceapro Shares”) from the shareholders of Ceapro in exchange for Aeterna Zentaris common shares (“Aeterna Zentaris Shares”), and (ii) each of the outstanding options to purchase Ceapro Shares will be exchanged for a replacement option (a “Replacement Option”) allowing their holders to acquire Aeterna Zentaris Shares on similar terms, by way of a statutory plan of arrangement.

The Transaction will require the approval of at least 66 2/3% of the votes cast by Ceapro shareholders and 66 2/3% of the votes cast by Ceapro shareholders and Ceapro optionholders, voting together as a single class, at a special meeting of Ceapro’s securityholders. The issuance of Aeterna Zentaris Shares, Transaction Warrants and Replacement Options by Aeterna Zentaris under the Transaction is subject to the approval of a simple majority of the votes cast by Aeterna shareholders at a special meeting of Aeterna Zentaris shareholders. Moreover, Aeterna Zentaris shareholders will also be required to approve, by simple majority, the proposed changes to the Aeterna Zentaris board of directors as part of the Transaction, as well as, by a majority of at least 66 2/3% of the votes cast by Aeterna Zentaris shareholders, the proposed consolidation of the Aeterna Zentaris Shares. ISS recommended that Aeterna Zentaris shareholders vote FOR all of these resolutions as part of the Transaction.

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Your Vote is Important

Aeterna Zentaris and Ceapro securityholders must vote their proxy before 11:00 a.m. (Eastern time) on March 8, 2024.

Aeterna has filed a Registration Statement on Form F-1 (including a prospectus) (File No. 333-277115) (the “Form F-1 Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2024 for the issuance of common share purchase warrants and common shares issuable upon exercise thereof in connection with the Plan of Arrangement, but it has not yet become effective. The common share purchase warrants and common shares issuable upon the exercise thereof may not be sold nor may offers to buy them be accepted prior to the time the Form F-1 Registration Statement becomes effective. Before you invest, you should read the prospectus in the Form F-1 Registration Statement and the other documents incorporated by reference therein for more complete information about Aeterna, Ceapro, the Plan of Arrangement and the common share purchase warrant offering.

You may get copies of the Form F-1 Registration Statement for free by visiting EDGAR on the SEC website at www.sec.gov or at SEDAR+ at www.sedarplus.ca. Alternatively, you may obtain copies of them by contacting the following:

Aeterna’s Proxy Solicitor

Kingsdale Advisors

1-866-581-1513 (North American Toll Free) or

416-623-2513 (Outside North America — text and call enabled)

contactus@kingsdaleadvisors.com

www.AEZSmerger.com

Media Contact

Joel Shaffer

FGS Longview

joel.shaffer@fgslongview.com

416-670-6468

No Offer or Solicitation

This news release and the information contained herein are not, and do not, constitute an offer to sell any securities or a solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, nor shall any securities of Aeterna be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions described herein or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense.

You should not construe the contents of this communication as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.

Forward-Looking Statements

The information in this news release has been prepared as at February 26, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this press release, words such as “anticipate”, “assume”, “believe”, “continue”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “indicate”, “intend”, “likely”, “maintain”, “may”, “objective”, “outlook”, “plan”, “potential”, “project”, “seek”, “strategy”, “synergies”, “view”, “will”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words.

Forward-looking statements in this news release include, but are not limited to statements and comments relating to: the expected outcomes of the Transaction, including the combined company’s assets, cost structure, financial position, cash flows and growth prospects; the anticipated benefits and synergies of the combined operations; the ability of Aeterna Zentaris and Ceapro to complete the Transaction on the terms described herein, or at all; the anticipated timeline for the completion of the Transaction; and receipt of regulatory, stock exchange and securityholder approvals (including approval of the continued listing of Aeterna Zentaris’ common shares on Nasdaq and the TSX).

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Aeterna Zentaris and Ceapro as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Aeterna Zentaris and Ceapro to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, with respect to, among other matters: Aeterna Zentaris’ and Ceapro’s present and future business strategies; operations performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined operations will operate in the future; anticipated capital and operating costs; and the availability and timing of required stock exchange, regulatory, shareholder and other approvals for the completion of the Transaction.

Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the ability to consummate the Transaction; the ability to obtain requisite securityholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms in the time assumed; the ability to obtain necessary stock exchange, regulatory or other approvals in the time assumed; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for the combined company, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; significant Transaction costs or unknown liabilities; the potential payment of a termination fee by either Ceapro or Aeterna Zentaris to the other in certain circumstances if the Transaction is not completed or if the Transaction is terminated by either Aeterna Zentaris or Ceapro to accept a superior proposal; directors and officers of Aeterna Zentaris and Ceapro may have interests in the Transaction that may be different from those of Aeterna Zentaris and Ceapro shareholders generally; the focus of both management’s time and attention on the Transaction may detract from other aspects of their respective businesses; the tax treatment of the Transaction may be subject to uncertainties; risks relating to the retention of key personnel during the interim period; the ability to realize synergies and cost savings at the times, and to the extent anticipated; the potential impact on research and development activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; Aeterna Zentaris’ and Ceapro’s economic model and liquidity risks; technology risks; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; legal or regulatory developments and changes; the impact of foreign exchange rates; pricing pressures; and local and global political and economic conditions.

Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including Aeterna Zentaris’ and Ceapro’s respective management perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Aeterna Zentaris and Ceapro consider these assumptions to be reasonable based on all currently available information but caution the reader that these assumptions regarding future events, many of which are beyond their control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Aeterna Zentaris and Ceapro and their businesses.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. For a more detailed discussion of such risks and other factors that may affect Aeterna Zentaris’ and Ceapro’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see Aeterna Zentaris’ Annual Report on Form 20-F and MD&A filed under Aeterna Zentaris’ profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and Ceapro’s MD&A filed under Ceapro’s profile on SEDAR+ at www.sedarplus.ca, as well as Aeterna Zentaris’ and Ceapro’s other filings with the Canadian securities regulators and the Securities and Exchange Commission. Other than as required by law, Aeterna Zentaris and Ceapro do not intend, and do not assume any obligation to, update these forward-looking statements.

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For Further Information

Aeterna Zentaris Investor Contact:

Aeterna, Investor Relations
AZinfo@aezsinc.com
+1 843-900-3223

Aeterna Zentaris Media Contact:

Joel Shaffer
FGS Longview
joel.shaffer@fgslongview.com
416-670-6468

Aeterna Zentaris Strategic Shareholder Advisor Contact:

Aeterna Zentaris shareholders with questions about the information contained in this press release in connection with the upcoming Aeterna Zentaris shareholder meeting, please contact Aeterna Zentaris’ strategic shareholder advisor, Kingsdale Advisors, at 1-866-581-1513 (toll-free in North America), or outside North America by calling collect or texting at 416-623-2513 or by email at contactus@kingsdaleadvisors.com.

To obtain current information about voting your Aeterna Zentaris Shares and the merger of equals transaction, please visit www.AEZSmerger.com.

Ceapro Contact:

Jenene Thomas
JTC Team, LLC
czo@jtcir.com
+1 (833) 475-8247

Ceapro Proxy Solicitor Contact:

Ceapro shareholders with questions about the information contained in this press release in connection with the upcoming Ceapro securityholder meeting, please contact Ceapro’s proxy solicitation agent and strategic shareholder advisor, Morrow Sodali, at (203) 658-9400 (for banks and brokers) and at (800) 662-5200 (for shareholders) or by email at ceapro@investor.morrowsodali.com.

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